UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 000-54736
CUSIP NUMBER: 451681-106

NOTIFICATION OF LATE FILING

(Check One)
☐	Form 10-Q	☐	Form 20-F	☐	Form 11-K

☒	Form 10-K	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Idle Media, Inc.

Full Name of Registrant

Former Name if Applicable

216 S. Centre Avenue

Address of Principal Executive Office (Street & Number)

Leesport,  PA  19533

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (the “Annual Report”) by the prescribed due date as a result of a delay experienced by the Registrant in completing its financial statements and certain other disclosures in the Annual Report. As a result, the Registrant is still in the process of compiling required information to complete the Annual Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended September 30, 2012 to be included in the Annual Report. The Registrant expects to file its Annual Report within the fifteen calendar day period following the prescribed due date of the Annual Report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Raphael Haddock	(484)	671-2241
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
	☒Yes	☐No

If answer is no, identify report(s).

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
	☐Yes	☒No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result cannot be made.

Idle Media, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 26, 2012	By:	/S/ Raphael Haddock
Raphael Haddock, COO and CFO

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).